Caledonia Mining Announces the Completion of the Blanket Mine Indigenisation Transactions

Toronto, Ontario – October 11, 2012: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL) is pleased to announce the completion of the Indigenisation of the Blanket Mine in Zimbabwe (“Blanket”).

In February 2012 Caledonia and Blanket signed a Memorandum of Understanding (“MoU”) with the Zimbabwe Minister of Youth, Development and Empowerment pursuant to which Indigenous Zimbabweans would acquire 51% ownership of Blanket for a paid transactional value of US$30.09 million.

Blanket received its Certificate of Compliance from the Government of Zimbabwe on June 19, 2012, as previously announced.

Completion of the various indigenisation agreements was subject to the approval by the Reserve Bank of Zimbabwe (“RBZ”) of the transactions contemplated in the MoU, underlying agreements and related transactions to give effect to the Indigenisation programme, which included the repatriation of funds and interest to Caledonia in terms of the share sale transactions.  Caledonia is pleased to announce that RBZ approval has been received and accordingly, the various agreements and related transactions have now been implemented.

Commenting on the completion of Indigenisation at Blanket, Stefan Hayden Caledonia’s President and Chief Executive Officer said: “I am very pleased that the implementation of indigenisation at Blanket has now been completed.  We welcome our new Indigenous Zimbabwean partners, with whom we look forward to developing a mutually beneficial relationship.  The newly indigenised Blanket is in a unique position amongst Zimbabwean gold miners as Blanket has significant growth potential which can be funded from internal cash flows.  Blanket can now finalise and implement its growth and development strategy to grow its operations for the benefit of all stakeholders.”

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited John Prior / Sebastian Jones Tel: + 44 20 7523 8350

Newgate Threadneedle Beth Harris / Josh Royston Tel: +44 20 7653 9850	CHF Investor Relations Stephanie Fitzgerald Tel : +1 416 868 1079 x 222 stephanie@chfir.com

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